UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	June 4, 2013	By	/s/ Hendra Purnama
(Signature)

Hendra Purnama
Acting Vice President Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

INVESTOR RELEASE

No: 123/PR000/COMM-10/2013

CT CORP AND TELKOM GROUP ENTER INTO A STRATEGIC PARTNERSHIP TO FOSTER TELKOMVISION

JAKARTA – June 4, 2013 – CT Corp and Telkom Group, two leading consumer-focused groups in Indonesia, today announced a strategic partnership to further strengthen Telkom Vision’s leading position in the Pay TV industry.  This partnership is initiated by Chairul Tanjung, Chairman of CT Corp, and Arief Yahya, CEO of Telkom, today in Jakarta. Upon closing of this transaction, CT Corp and Telkom will have joint ownership in Telkom Vision.

With the lowest pay TV penetration in the region coupled with the fastest growing consuming class in the world, there is still enormous growth potential for Indonesia’s pay TV business. According to Media Partners Asia, pay TV penetration in 2012 in India is at 83% of total TV households, Singapore at 81% and China at 54%, which is significantly higher than Indonesia where it is only at 7%.

“Telkom Vision has a unique market position in the industry and is well positioned for the future. Together, we share a commitment to realize the potential of this industry for our citizens through Telkom Vision.  CT Corp’s businesses provide many synergies that will help Telkom Vision achieve its full potential.  In this partnership, our vision is that Telkom Group will be the infrastructure provider and CT Corp will be the content provider” said Chairul Tanjung, Chairman of CT Corp.

“CT Corp is an innovator and leader in providing media and customer-related services.  Together, we share a commitment of building the leading Pay TV platform in Indonesia and their vision behind this approach dovetails exactly with ours,” said Arief Yahya, President Director of Telkom.  “Our partnership with CT Corp is focused on providing more value to our subscribers and creates a strengthened alliance empowering Telkom Vision and digital media to advance in today’s increasingly competitive media market.”

Morgan Stanley acted as exclusive Financial Advisor to Telkom Vision’s shareholder on this transaction.

For Further Information:
HENDRA PURNAMA
Acting Vice President Investor Relations
PT. Telekomunikasi Indonesia, Tbk.
Phone	: 62-21-5215109
Fax	: 62-21-5220500
e-mail	: investor@telkom.co.id
website	: www.telkom.co.id

About PT Telekomunikasi Indonesia Tbk

PT Telekomunikasi Indonesia (“Telkom Group”) offers a broad range of network and telecommunication services, including domestic and international basic telecommunication services, using cable, fixed wireless (“CDMA”) and Global System for Mobile Communication (“GSM”) as well as interconnection services used among other license operators (“OLO”). Besides telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio including Telecommunication, Information, Media, Edutainment and Services.  Its shares are traded on the Indonesia Stock Exchange (“IDX”), the New York Stock Exchange (“NYSE”), the London Stock Exchange (“LSE”) and publicly offering without listing in (“POWL”) in Japan.

About CT Corp

CT Corp is a leading Indonesian company that is focused in three main sectors: Financial Services; Media, Retail, Lifestyle & Entertainment; and Natural Resources. The Group’s key businesses include: Bank Mega, Bank Mega Syariah, Mega Life, Trans TV, Trans 7, Carrefour, Trans Entertainment and Trans Fashion.

About Telkom Vision

Telkom Vision is a subscription-based direct broadcast satellite (DBS), protocol internet television (IPTV), and cable television service provider in Indonesia and a part of the PT Telekomunikasi Indonesia Group.  Telkom Vision was established in 1997 and began its operations in 1999.

Forward-Looking Statements

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. These statements reflect CT Corp’s and Telkom Group’s current expectations, beliefs or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and CT Corp and Telkom Group do not undertake any obligation to update publicly or revise any forward-looking statements.